                                             As filed pursuant to Rule 424(b)(3)
                                                under the Securities Act of 1933
                                                Registration No. 333-65953

                      AIG SUNAMERICA LIFE ASSURANCE COMPANY
--------------------------------------------------------------------------------
                         VARIABLE ANNUITY ACCOUNT SEVEN
                 SUPPLEMENT TO THE POLARIS II A-CLASS PROSPECTUS
                                DATED MAY 1, 2003
================================================================================

THIS SUPPLEMENT REPLACES THE SUPPLEMENTS DATED DECEMBER 2, 2002 AND MAY 1, 2003. THE DATE OF THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION IS CHANGED TO MAY 1, 2003.

THE FOLLOWING SUPPLEMENTS ANY DISCUSSION PERTAINING TO THE 1-YEAR FIXED ACCOUNT OPTION IN THE PROSPECTUS:

      If you purchase your contract on or after December 2, 2002, you may not allocate any Purchase Payments to or transfer into the one-year fixed account option. This restriction may not apply in certain states. Please check with your financial representative for availability.

THE FOLLOWING IS ADDED TO THE SECOND TO LAST PARAGRAPH UNDER DOLLAR COST
AVERAGING:

      If you purchase your contract on or after December 2, 2002 and you terminate your DCA program with money remaining in the DCA fixed accounts, we will transfer the remaining funds to the same target account(s) as previously designated by you, unless we receive different instructions from you.

THE NAMES OF THE FOLLOWING VARIABLE PORTFOLIOS HAVE BEEN CHANGED:

Federated Value Portfolio changed to Federated American Leaders Portfolio. MFS Growth & Income Portfolio changed to MFS Massachusetts Investors Trust
  Portfolio.
Putnam Growth Portfolio changed to Putnam Growth: Voyager Portfolio.

THE FOLLOWING REPLACES THE FEE TABLES AND EXAMPLES ON PAGES 5 - 8.

                                   FEE TABLES

The following describes the fees and expenses that you will pay at the time that you buy, transfer cash value between investment options or surrender the contract. If applicable, you may also be subject to state premium taxes.

MAXIMUM OWNER TRANSACTION EXPENSES

INVESTMENT AMOUNT (AS DEFINED IN SALES    SALES CHARGE AS A PERCENTAGE OF GROSS
CHARGE SECTION)                           PURCHASE PAYMENT INVESTMENT*
---------------                           ----------------------------
Less than $50,000                         5.75%
$50,000 but less than $100,000            4.75%
$100,000 but less than $250,000           3.50%
$250,000 but less than $500,000           2.50%
$500,000 but less than $1,000,000         2.00%
$1,000,000 or more                        0.50%**

* Your Gross Purchase Payment may qualify for a reduced sales charge. See EXPENSES section.

** A withdrawal charge of 0.50% applies to Gross Purchase Payments subject to a 0.50% sales charge if invested less than 12 months at the time of withdrawal.

TRANSFER FEE      No charge for the first 15 transfers each contract year;
                  thereafter, the fee is $25 ($10 in Pennsylvania and
                  Texas) per transfer

The following describes the fees and expenses that you will pay periodically during the time that you own the contract, not including underlying portfolio fees and expenses, which are outlined in the next section.

CONTRACT MAINTENANCE FEE            NONE

SEPARATE ACCOUNT ANNUAL EXPENSES
(deducted daily as a percentage of your average daily net asset value)
Mortality and Expense Risk Fees           0.70%
Distribution Expense Charge               0.15%
Optional EstatePlus Fee(1)                0.25%
Total Separate Account Annual Expenses    1.10%

(1) EstatePlus, an enhanced death benefit feature is optional. If you do not elect the EstatePlus feature, your total separate account annual expenses would be 0.85%.

                               PORTFOLIO EXPENSES

The following shows the minimum and maximum total operating expenses charged by the underlying portfolios of the Trusts before any waivers or reimbursements. More detail concerning Trusts' fees and expenses is contained in the prospectus for each the Trusts. Please read them carefully before investing.

Total Annual Trust Operating Expenses                             Minimum   Maximum
-------------------------------------                             -------   -------
(expenses that are deducted from Trust assets, including
management fees, 12b-1 fees, and other expenses)                   0.52%     1.53%

                                EXPENSE EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, separate account annual expenses, fees for optional features and fees and expenses of the underlying portfolio of the Trusts.

The examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum and minimum fees and expenses of the underlying portfolios of the Trusts are reflected. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

MAXIMUM EXPENSE EXAMPLES

(ASSUMING MAXIMUM SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.10%, INCLUDING ESTATEPLUS AND INVESTMENT IN AN UNDERLYING PORTFOLIO WITH TOTAL EXPENSES OF 1.53%)

(1) If you surrender your contract at the end of the applicable time period and you elect the optional Estate Plus (0.25%) feature:

           1 YEAR             3 YEARS             5 YEARS             10 YEARS
           ------             -------             -------             --------
            $826              $1,345              $1,890               $3,368
            ====              ======              ======               ======

(2) If you do not surrender your contract and you elect the optional Estate Plus (0.25%) feature:

           1 YEAR             3 YEARS             5 YEARS             10 YEARS
           ------             -------             -------             --------
            $826              $1,346              $1,890               $3,368
            ====              ======              ======               ======

(3)   If you annuitize your contract:

           1 YEAR             3 YEARS             5 YEARS             10 YEARS
           ------             -------             -------             --------
            $227               $700               $1,197               $2,560
            ====               ====               ======               ======

MINIMUM EXPENSE EXAMPLES

(ASSUMING MINIMUM SEPARATE ACCOUNT ANNUAL EXPENSES OF 0.85% AND INVESTMENT IN AN UNDERLYING PORTFOLIO WITH TOTAL EXPENSES OF 0.52%)

(1) If you surrender your contract at the end of the applicable time period and you do not elect any optional features:

           1 YEAR             3 YEARS             5 YEARS             10 YEARS
           ------             -------             -------             --------
           $706                $984              $1,282               $2,127
           ====                ====              ======               ======

(2) If you do not surrender your contract and you do not elect any optional features:

           1 YEAR             3 YEARS             5 YEARS             10 YEARS
           ------             -------             -------             --------
           $706                $984              $1,282               $2,127
           ====                ====              ======               ======

(3)   If you annuitize your contract:

           1 YEAR             3 YEARS             5 YEARS             10 YEARS
           ------             -------             -------             --------
           $131                $409               $707                $1,552
           ====                ====               ====                ======

THE FOLLOWING IS ADDED TO THE PROSPECTUS PRECEDING THE FIXED ACCOUNT OPTION
SECTION:

ASSET ALLOCATION PROGRAM

      PROGRAM DESCRIPTION

The asset allocation program is offered to help you diversify your investment across various asset classes. Each of the models is comprised of a carefully selected combination of Variable Portfolios with allocation amongst the various asset classes based on historical asset class performance to meet stated investment time horizons and risk tolerances.

      ENROLLING IN THE PROGRAM

You may enroll in the program by selecting the model as well as any program options on the product application form. If you already own a policy, you must complete and submit a program election form. You and your financial advisor determine the model most appropriate for you. You may discontinue investment in the program at any time with a written request, telephone or internet instructions, subject to our rules.

You may also choose to invest gradually into a model through the dollar cost averaging program. You may only invest in one model at a time. You may invest in investment options outside your selected model but only in those Variable Portfolios that are not utilized in the model you selected. A transfer into or out of one of the Variable Portfolios in your model, outside of the specifications in the model will effectively terminate your participation in the program. Currently, there is no fee for participating in this program.

      WITHDRAWALS

You may request withdrawals, as permitted by your contract, which will be taken proportionately from each of the allocations in the selected model unless otherwise instructed by you. If you choose to make a non-proportional withdrawal from the Variable Portfolio in the model, your investment may no longer be consistent with the model's intended objectives.

Withdrawals may be subject to a withdrawal charge. Withdrawals may be taxable and a 10% IRS penalty may apply if you are under age 59 1/2.

      KEEPING YOUR PROGRAM ON TARGET
            REBALANCING

You can elect to have your contract rebalanced quarterly, semi-annually, or annually to maintain the target asset allocation among the Variable Portfolios of the model you selected. Only those investment options within each model will be rebalanced. An investment not included in the model can not be rebalanced.

            ANNUAL RE-EVALUATION

Each year, on or about March 31, the allocations in every model are re-evaluated and updated to assure that the investment objectives remain consistent. The percentage allocations within each model may change and investment options may be added to or deleted from a model as a result of the annual re-evaluation. You must select the annual re-evaluation option on the product application or program enrollment form to participate in this aspect of the program. Some broker-dealers require that this option be selected each year. Please check with your financial representative.

      IMPORTANT INFORMATION

Using an asset allocation methodology does not guarantee greater or more consistent returns. Historical market and asset class performance may differ in the future from the historical performance upon which the models are built. Also, allocation to a single asset class may outperform a model, so that you could have been better off in an investment option or options representing a single asset class than in a model. However, such a strategy involves a greater degree of risk because of the concentration of like securities in a single asset class.

The models represent suggested allocations which are provided as general guidance. You should work with your financial representative to assist you in determining if one of the models meets your financial needs, investment time horizon, and is consistent with your risk comfort level. Information concerning availability of the program and the specific models can be obtained from your financial representative.

WE HAVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE ASSET ALLOCATION PROGRAM AT ANY TIME.

Date: May 27, 2003

             PLEASE KEEP THIS SUPPLEMENT WITH YOUR PROSPECTUS.

Page 3 of 3

    THE TRUST PROSPECTUSES THAT ARE ATTACHED TO THIS PROSPECTUS ARE NO LONGER
              CURRENT. PLEASE REFER TO THE TRUST PROSPECTUSES DATED
                 MAY 1, 2003 WHICH ARE INCLUDED IN THIS PACKAGE.